EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
Columbia Bancorp and Subsidiary
We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-79229 and No. 333-122362) of Columbia Bancorp and Subsidiary (Columbia Bancorp) of our report dated March 25, 2009, relating to the consolidated balance sheets of Columbia Bancorp as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended December 31, 2008, 2007, and 2006, and in our same report, with respect to the effectiveness of internal control over financial reporting, which report is included in this Annual Report on Form 10-K of Columbia Bancorp for the year ended December 31, 2008.

Portland, Oregon
March 25, 2009